Schedule 13D                                    --------------------------------
Cusip No. 731745105                                      OMB APPROVAL
                                                --------------------------------
                                                 OMB Number:         3235-0145
                                                 Expires:    December 31, 2005
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                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               Polymer Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    731745105
                                 --------------
                                 (CUSIP Number)

               MatlinPatterson Global Opportunities Partners L.P.
          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
              MatlinPatterson Global Opportunities Partners B, L.P.
                       MatlinPatterson Global Advisers LLC
                       MatlinPatterson Global Partners LLC
                      MatlinPatterson Asset Management LLC
                               MatlinPatterson LLC
                                Mark R. Patterson
                                 David J. Matlin
                            (Name of Persons Filing)

                                  Robert Weiss
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Opportunities Partners L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                           9,099,908

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                           9,099,908

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           9,099,908
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           63.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                           3,170,877

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                           3,170,877

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,170,877
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           27.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Opportunities Partners B, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                             158,892

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                             158,892

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           158,892
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          12,429,677

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          12,429,677

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,429,677
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David J. Matlin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          12,429,677

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          12,429,677

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,429,677
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Mark P. Patterson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          12,429,677

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          12,429,677

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,429,677
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Partners LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          12,429,677

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          12,429,677

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,429,677
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          12,429,677

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          12,429,677

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,429,677
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          12,429,677

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          12,429,677

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,429,677
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105


Introduction.
------------

                  This Schedule Amendment No. 5 amends and supplements the
Schedule 13D Statement filed on March 17, 2003 (the "Initial Statement") as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on April 14, 2003 ("Schedule Amendment No. l"), as amended and supplemented by Amendment No. 2 to Schedule 13D, filed on June 5, 2003 ("Schedule Amendment No. 2") as amended and supplemented by Amendment No. 3 to Schedule 13D, filed on April 29, 2004 ("Schedule Amendment No. 3") as amended and supplemented by Amendment No. 4 to
Schedule 13D, filed on May 19, 2004 ("Schedule Amendment No. 4"). The Initial
Schedule 13D, Schedule Amendment No. 1, Schedule Amendment No. 2, Schedule Amendment No. 3, Schedule Amendment No. 4 and this Schedule Amendment No. 5 are collectively referred to herein as the "Statement".

                  Capitalized terms used and not defined in this Schedule Amendment No. 4 shall have the meanings set forth in the Statement.

                  The Initial Statement was filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, MatlinPatterson Global Opportunities Partners B, L.P., (the "Opt-Out Fund") a limited partnership organized under the laws of Delaware, and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., ("Matlin Partners (Bermuda)"), collectively with the Opt-Out Fund and Matlin Partners Delaware, "Matlin Partners"), a limited partnership organized under the laws of Bermuda, (ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each, as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), the Opt-Out Fund, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the beneficial ownership of the Reporting Persons in Polymer Group, Inc. (the "Issuer") pursuant to the Debtor's Joint Second Amended and Modified Plan of Reorganization (the "Plan"), approved on January 16, 2003 by the United States Bankruptcy Court for the District of South Carolina (Case No. 02-5773(w)).

                  Schedule Amendment No. 1 was filed for the purpose of disclosing the execution of a letter agreement on April 11, 2003 (the "Letter Agreement") between the Issuer and Matlin Partners (Delaware).

                  Schedule Amendment No. 2 was filed for the purpose of disclosing (1) the execution of Amendment No. 1 (the "Note Amendment"), dated as of May 30, 2003, among the Issuer, each of the entities identified under the

Schedule 13D
Cusip No. 731745105


caption "Guarantors" on the signature pages thereto and Matlin Partners (Delaware) amending the Senior Subordinated Note Purchase Agreement dated as of March 5, 2003 and the Senior Subordinated Note and (2) the amendment of the Convertible Notes pursuant to the Supplemental Indenture (the "Supplemental Indenture") dated as of May 30, 2003 among the Issuer, the subsidiary guarantors named therein and Wilmington Trust Company, as trustee.

                  Schedule Amendment No. 3 was filed on behalf of the Reporting Persons for the purpose of (1) amending certain information that has changed since the filing of Amendment No. 2, (2) disclosing the consummation on April 27, 2004 of the transactions contemplated by the Exchange Agreement, a copy of which is attached hereto as Exhibit 14 (the "Exchange Agreement") by and among the Issuer, Matlin Partners (Delaware) and Matlin Partners (Bermuda), relating to the refinancing of the Issuer (the "Notes Exchange") and (3) disclosing the filing of the Certificate of Designations to the Amended and Restated Articles of Incorporation of the Issuer, a copy of which is attached hereto as Exhibit 15 (the "Certificate of Designations") filed on April 27, 2004 with the Secretary of State of the State of Delaware.

                  Schedule Amendment No. 4 was filed on behalf of the Reporting Persons for the purpose of (1) disclosing additional amounts distributed to the Reporting Persons pursuant to the Plan that were initially held back as previously disclosed in Item I Subsection I.C. as filed in the Initial Statement and (2) a reallocation of securities of the Issuer held by the Reporting Persons.

                  This Schedule Amendment No. 5 is filed on behalf of the Reporting Persons for the purpose of disclosing shares of Class A Common Stock of the Issuer purchased by the Reporting Persons in open market transactions.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

                  Item 3 of the Initial Statement is hereby amended and supplemented by adding the following to the end of said Item 3 as follows:

                  The Reporting Persons acquired 185,807 shares of Class A Common Stock (the "Purchased Shares") in open market transactions for an aggregate purchase price of approximately $3,084,396 at a gross price per share of $16.60. The Reporting Persons paid cash from working capital for the Purchased Shares. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Class A Common Stock.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

Item 5 of the Initial Statement is hereby amended and restated as follows:

         (a) (i) As of the date hereof, (A) Matlin Partners (Delaware), is a direct beneficial owner of 9,099,908 shares of Class A Common Stock consisting of 4,763,929 shares of Class A Common Stock and 31,617 shares of Preferred Stock, which are immediately convertible into 4,335,979 shares of Class A Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 9,099,908 shares of Class A Common Stock consisting of 4,763,929 shares of common stock and 31,617 shares of Preferred Stock, which are

Schedule 13D
Cusip No. 731745105


immediately convertible into 4,335,979 shares of Class A Common Stock. The 9,099,908 shares of Class A Common Stock represent beneficial ownership of approximately 63.2% of the Issuer's issued and outstanding shares of Class A Common Stock (assuming conversion of the Preferred Stock beneficially owned by Matlin Partners (Delaware)).

         (b)      (i)      As of the date hereof, (A) Matlin Partners (Bermuda),
is a direct beneficial owner of 3,170,877 shares of Class A Common Stock consisting of 1,660,066 shares of Class A Common stock and 11,016 shares of Preferred Stock, which are immediately convertible into 1,510,811 shares of Class A Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 3,170,877 shares of Class A Common Stock consisting of 1,660,066 shares of common stock and 11,016 shares of Preferred Stock, which are immediately convertible into 1,510,811 shares of Class A Common Stock. The 3,170,877 shares of Class A Common Stock represent beneficial ownership of approximately 27.4% of the Issuer's issued and outstanding shares of Class A Common Stock (assuming conversion of the Preferred Stock beneficially owned by Matlin Partners (Bermuda)).

         (c)      (i)      As of the date hereof, (A) the Opt-Out Fund, is a
direct beneficial owner of 158,892 shares of Class A Common Stock consisting solely of 158,892 shares of Class A Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 158,892 shares of Class A Common Stock. The 158,892 shares of Class A Common Stock represent beneficial ownership of approximately 1.6% of the Issuer's issued and outstanding shares of Class A Common Stock.

                  (ii) Matlin Global Partners serves as General Partner of Matlin Partners. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own share the shares owned by Matlin Partners.

                  (iii) Matlin Advisers serves as investment advisor to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by Matlin Partners.

                  (iv) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by Matlin Partners.

                  (v) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by Matlin Partners.

                  (vi) Mark R. Patterson and David J. Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partners.

         (d) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers and Matlin Global Partners with respect to the directors and executive officers named in this Statement, none of the persons

Schedule 13D
Cusip No. 731745105


(i) beneficially owns any shares of Class A Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Class A Common Stock owned by other parties.

                  The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Class A Common Stock owned by other parties.

Schedule 13D
Cusip No. 731745105


                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 2004

                                         MATLINPATTERSON LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Member

                                         MATLINPATTERSON ASSET MANAGEMENT LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Chairman

                                         MATLINPATTERSON GLOBAL ADVISERS LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Chairman

                                         MATLINPATTERSON GLOBAL PARTNERS LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS (BERMUDA) L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

Schedule 13D
Cusip No. 731745105


                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS B, L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         DAVID J. MATLIN

                                         By: /s/ DAVID J. MATLIN
                                             -----------------------------------
                                             Name: David J. Matlin


                                         MARK R. PATTERSON

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name: Mark R. Patterson